
10032026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51816

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ________ (MM/DD/YY) AND ENDING 6-30-10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S. G. Long & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

283 West Front Street, Suite 302
(No. and Street)

Missoula, MT 59802
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott G. Long 406-721-0999
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

601 West Riverside, Suite 1800 (Address) Spokane, (City) WA (State) 99201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 3 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott G. Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S. G. Long & Company, as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chairman of the Board / CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S.G. LONG & COMPANY
STATEMENT OF FINANCIAL CONDITION

ASSETS

	June 30, 2010
Cash and cash equivalents	$ 44,537
Receivables	
Clearing organizations	33,010
Other	23,225
Prepaid expenses	10,059
	110,831
FURNITURE AND EQUIPMENT, at cost	
Less accumulated depreciation of $64,750	40,790
DEPOSITS	50,351
TOTAL ASSETS	$ 201,972

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 1,376
Accrued expenses	53,639
	55,015
STOCKHOLDER'S EQUITY	
Common stock, no stated value; 50,000 shares authorized; 31,367 shares issued and outstanding	87,648
Additional paid-in capital	55,000
Retained earnings	4,309
	146,957
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 201,972

See accompanying notes.

Note 1 - Summary of Significant Accounting Policies

Operations:
S.G. Long & Company (the Company) is an independent brokerage firm operating in Missoula, Montana, with representatives registered in various states. The Company operates as an introducing broker and is a registered investment advisor. The Company is registered as an insurance agency in the state of Montana for sales of life insurance and annuity products. Effective February 1, 2006, the Company became a wholly-owned subsidiary of S.G. Long Financial Service Corp. These financial statements reflect the statement of financial condition and results of operations of S.G. Long & Company, and accordingly, do not include the accounts of its parent S.G. Long Financial Service Corp. or its affiliate S.G.L. Investment Advisors. Inc. The holding company, S.G. Long Financial Service Corp., and its wholly-owned subsidiary, S.G.L. Investment Advisors, Inc., were organized and incorporated effective January 1, 2006. Intercompany accounts with these related corporations have not been eliminated in the accompanying financial statements.

Receivables:
Receivables consist primarily of commissions due from mutual funds and the Company's clearing broker, and are typically received upon settlement of the transaction. Accordingly, management has determined that an allowance for doubtful receivables is not necessary based on a review of historical losses (none) and industry and economic conditions.

Investments:
Marketable securities consisting primarily of money market accounts are valued at fair value and reported as a cash equivalent.

Property, plant, and equipment:
Property, plant, and equipment are stated at cost. Depreciation and amortization is provided using the straight-line method over estimated useful lives of four to ten years for furniture, fixtures, and equipment. Repair and maintenance costs are expensed as incurred and betterments are capitalized.

Income taxes:
Deferred tax assets and liabilities are recognized for the estimated future consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The current and noncurrent portion of these deferred tax assets and liabilities are classified in the statement of financial condition based on the respective classification of the assets and liabilities, which give rise to such deferred income taxes. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in tax expense in the period that includes the enactment date. The aforementioned income tax effects reflect application of current guidance under generally accepted accounting standards and tax regulations to Company balances. The Company files a consolidated return with its parent corporation, S.G. Long Financial Service Corp., and the parent corporation will allocate tax effects to the Company based on the Company's financial statement estimates.

Note 1 - Summary of Significant Accounting Policies (Continued)

Income taxes (continued):
The Company adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Income Taxes*, relating to accounting for uncertain tax positions on July 1, 2009, which had no financial statement impact to the Company. The Company recognizes the tax benefit from uncertain tax positions only if it more likely than not the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. See Note 6 for additional details.

Deposits:
The Company has an agreement with RBC Correspondent Services (RBC), a division of RBC Capital Markets, whereby RBC clears all security transactions, carries all customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The agreement is cancelable upon 90 days prior written notice of either party. The Company is subject to a termination fee if termination is within a specified time frame stated in the agreement. As part of this agreement, the Company is required to, and does maintain a deposit in the amount of $50,000 held at RBC as of June 30, 2010.

Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

Subsequent events:
The Company has evaluated subsequent events through August 27, 2010, and has recognized the effects of those subsequent events, if any, as required by accounting principles generally accepted in the United States of America.

Note 2 - Cash and Cash Equivalents

At June 30, 2010, the Company's cash and cash equivalents consisted of:

Bank accounts	$ 27,471
Petty cash	200
Money market accounts	16,866
	$ 44,537

Note 3 - Related Party Transactions

At June 30, 2010, the Company had a receivable recorded of $13,225 due from its affiliate, S.G.L. Investment Advisers, Inc, comprised of administrative services and managed fee income receivable.

Note 4 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-l), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company has approval from the NASD to reduce its net capital requirement from $100,000 to $50,000. At June 30, 2010, the Company had net capital of $82,332, which was $32,332 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.67 to 1.

Note 5 - Commitments and Contingencies

The Company rents office space under a lease agreement that terminates in June 2012. The lease agreement contains provisions for a two-year extension option. Pursuant to the terms of noncancelable lease agreements in effect at June 30, 2010, future minimum rent commitments is as follows:

Years Ended June 30,		
2011	$	67,866
2012		67,866
TOTAL MINIMUM PAYMENTS REQUIRED	$	135,732

Note 6 - Income Taxes

The Company has deferred income tax assets of $15,205 that relate primarily to net operating loss carry forward amounts totaling $64,171, which expire in 2027 through 2030. Since the Company's taxable income is reported in the consolidated tax return of its parent, S.G. Long Financial Service Corp., the realization of the deferred income tax assets depends on consolidated taxable income in future periods. A 100% valuation allowance has been established since consolidated taxable income in future periods is not reasonably assured, and accordingly, the deferred income taxes are not reported on the Company's statement of financial condition.

The Company files income tax returns in the U.S. Federal and Montana State jurisdictions. The Company is no longer subject to tax examinations by the U.S. and state tax authorities for years before 2006. The Company does not have any uncertain tax positions. As of June 30, 2010, there is no accrued interest or penalties recorded in the financial statements.

Note 7 - Retirement Plan

The Company sponsors a 401(k) plan (the Plan) covering employees over the age of 18 years with a minimum of one year of service, as defined in the Plan document. Under a safe-harbor requirement, the Company matches up to 4% of compensation and vesting of these safe-harbor matching contributions is immediate. The employee may also elect to contribute to the Plan with no stated limitation other than those imposed by the Internal Revenue Code. The Company may elect to make discretionary profit sharing and additional matching contributions to the Plan. Such Company discretionary contributions vest ratably over six years.

S.G. LONG & COMPANY

(A WHOLLY OWNED SUBSIDIARY OF S.G. LONG FINANCIAL SERVICE CORP.)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT AND STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2010

TABLE OF CONTENTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT

Board of Directors
S.G. Long & Company
Missoula, Montana

We have audited the accompanying statement of financial condition of S.G. Long & Company (a wholly-owned subsidiary of S.G. Long Financial Service Corp.) (the Company) as of June 30, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of S.G. Long & Company at June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Spokane, Washington
August 27, 2010